                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)*

                                  MISONIX, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    604871103
                                 (CUSIP Number)

                                 Mr. Gary Gelman
                      c/o American Claims Evaluation, Inc.
                                One Jericho Plaza
                             Jericho, New York 11753
                                 (516) 938-8000
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                 August 5, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D
CUSIP No. 604871103

1)  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Gary Gelman

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
                     INSTRUCTIONS) (a)
                                   (b)
3)  SEC USE ONLY (SEE INSTRUCTIONS)

4)  SOURCE OF FUNDS

5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    USA

    NUMBER OF                7)         SOLE VOTING POWER
    SHARES                              549,650
    BENEFICIALLY             8)         SHARED VOTING POWER
    OWNED BY                            0
    EACH                     9)         SOLE DISPOSITIVE POWER
    REPORTING                           549,650
    PERSON WITH              10)        SHARED DISPOSITIVE POWER
                                        0

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
                        549,650

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES (SEE INSTRUCTIONS)

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        8.1%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                        IN

                                       2

                  Gary Gelman hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on
December 1, 1994, as amended by Amendment No.1 filed with the SEC on December 8,
1994, by Amendment No. 2 filed with the SEC on December 22, 1994, by Amendment
No. 3 filed with the SEC on April 6, 1995, by Amendment No. 4 filed with the SEC on June 26, 1995, by Amendment No. 5 filed with the SEC on March 27, 1996, by
Amendment No. 6 filed with the SEC on February 18, 1997, by Amendment No. 7 filed with the SEC on August 27, 1997, by Amendment No. 8 filed with the SEC on
September 12, 1997, by Amendment No. 9 filed with the SEC on February 19, 1998, by Amendment No. 10 filed with the SEC on September 23, 1998, by Amendment No.
11 filed with the SEC on March 20, 2000, by Amendment No. 12 filed with the SEC on November 8, 2000, by Amendment No. 13 filed with the SEC on December 13,
2000, by Amendment No. 14 filed with the SEC on November 7, 2002, by Amendment
No. 15 filed with the SEC on November 30, 2004, and further amended by Amendment
No. 16 filed with the SEC on January 25, 2005 (the "Schedule").

                  This Schedule relates to the common stock, par value $.01 per share (the "Common Stock"), of MISONIX, INC., a New York corporation (the
"Company").

Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

         Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  "Mr. Gelman beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 549,650
                  shares of Common Stock, or 8.1% of the outstanding shares of
                  Common Stock as of May 2, 2005 according to the Company's
                  public filings."

         Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  "From March 4, 2005 through June 3, 2005, Mr. Gelman sold an aggregate of 34,900 shares of Common Stock in open market
                  transactions at prices ranging from $4.4950 to $6.82. Other than as described below, there were no transactions in the
                  Company's Common Stock effected by Mr. Gelman during the past sixty days. All of the transactions set forth below were
                  effected by the sale by Mr. Gelman of such shares of Common
                  Stock in open market transactions.

                                       3

          Trade Date             No. of Shares           Price Per Share
          ----------             -------------           ---------------
       June 13, 2005                10,000                   $6.4050
       June 29, 2005                 2,000                   $6.1200
       July 22, 2005                 8,000                   $6.2100
       July 25, 2005                 4,084                   $6.4900
       July 26, 2005                 2,416                   $6.5500
       August 2, 2005                3,500                   $6.5800
       August 5, 2005               14,700                   $7.3900
       August 8, 2005               17,000                   $7.4000
       August 9, 2005               16,500                   $7.6000
       August 10, 2005               8,000                   $8.0500"

                                       4

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2005

                                                /s/ Gary Gelman
                                                ----------------
                                                Gary Gelman